Exhibit 99.1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED BALANCE SHEETS

 (UNAUDITED)

	June 30,	December 31,
	2015	2014
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	346,626	1,727,763
Accounts receivable, less allowance for doubtful accounts of
$2,301,708 and $1,600,920 at June 30, 2015 and December 31, 2014, respectively	10,596,563	11,828,134
Contract Deposits	1,829,530	1,823,235
Other receivables, less allowance for doubtful accounts of
$598,747 and $598,747 at June 30, 2015 and December 31, 2014, respectively	1,811,322	1,707,799
Advances to Suppliers	4,092,600	4,862,222
Prepayment and other current assets	1,889,600	2,396,787
Inventories, net	5,901,851	6,202,065
Tax receivable	189,732	138,986
Deferred tax asset	-	407,539
Total Current Assets	26,657,824	31,094,530

Deposits for purchase of property, plant and equipment	4,000,999	3,480,509
Deposits for purchase of property, plant and equipment-related party	1,800,083	1,498,627
Property and equipment	3,739,200	4,673,666
Intangible assets	5,590,698	6,197,942
Total Assets	41,788,804	46,945,274

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,455,500	2,440,500
Accounts payable	704,701	270,523
Advances from customers	206,651	167,285
Accrued expenses and other current liabilities	496,891	509,697
Taxes payable	121,428	156,024
Warranty obligation	135,045	134,220
Total Current Liabilities	4,120,216	3,678,249

OTHER LIABILITIES
Warrants liability	313,416	553,060
Total Liabilities	4,433,632	4,231,309

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 5,845,675 and 5,808,675 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively	15,965	15,864
Additional paid in capital	18,908,902	18,719,965
Retained earnings	13,939,994	19,142,337
Accumulated other comprehensive income	3,602,260	3,382,707
Total Dehaier Medical Systems Limited shareholders' equity	36,467,121	41,260,873
Non-controlling interest	888,051	1,453,092
Total equity	37,355,172	42,713,965
Total liabilities and equity	41,788,804	46,945,274

F-1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)

(UNAUDITED)

	Six Months Ended
	June 30	June 30
	2015	2014

Product revenue	698,999	6,277,260
Service income	241,842	104,919
Revenue	940,841	6,382,179

Product costs	1,049,506	4,177,210
Service costs	513,819	13,842
Costs of revenue	1,563,325	4,191,052

Gross profit (loss)	(622,484)	2,191,127

General and administrative expense	(2,324,812)	(1,589,243)
Provision for doubtful accounts	(687,626)	(18,481)
Impairment loss for intangible assets	(489,843)	-
Impairment loss for fixed assets	(631,587)	-
Selling expense	(771,460)	(552,443)

Operating Income(Loss)	(5,527,812)	30,960

Financial expenses ( including interest expense of $77,243 and $83,130)	(78,033)	(63,955)
Other income	717	-
Change in fair value of warrants liability	239,644	1,527,835

Income (loss) before provision for income tax and non-controlling interest	(5,365,484)	1,494,840

Income tax expense	(408,072)	(118,995)

Net income	(5,773,556)	1,375,845

Less: net income (loss) attributable to non-controlling interest	(571,213)	(22,568)

Net income(loss) attributable to Dehaier Medical Systems Limited	(5,202,343)	1,398,413

Net income(loss)	(5,773,556)	1,375,845

Other comprehensive income (loss)
Foreign currency translation gain (loss)	225,726	(685,441)

Comprehensive Income (loss)	(5,547,830)	690,404
-less comprehensive income (loss) attributable to the non-controlling interest	(565,041)	(53,154)

Comprehensive income(loss) attributable to Dehaier Medical Systems Limited	(4,982,789)	743,558

Earnings (loss) per share
-Basic	(0.89)	0.26
-Diluted	(0.89)	0.26

Weighted average number of common shares used in computation
-Basic	5,839,303	5,321,968
-Diluted	5,873,172	5,419,026

F-2

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended
	June 30,
	2015	2014
	US$	US$
Cash flows from operating activities

Net income	(5,773,556)	1,375,845
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Stock-based compensation expense	152,788	349,576
Depreciation and amortization	444,218	301,341
Change in fair value of warrants liability	(239,644)	(1,527,835)
Provision for deferred tax assets	408,072	-
Provision for doubtful accounts	687,626	18,481
Write-off of prepayment and other current assets	820,954	-
Provision for inventory obsolescence	637,651	77,096
Impairment loss for intangible assets for traditional medical business	489,843	-
Impairment loss for fixed assets for traditional medical business	631,587	-
Changes in assets and liabilities:
Decrease(Increase) in accounts receivable	610,373	(36,590)
Decrease in prepayments and other current assets	491,115	3,156,478
Increase in other receivables	(96,255)	(1,567,908)
Increase in inventories	(300,943)	(1,986,022)
Increase in tax receivable	(49,652)	(313,171)
Increase in accounts payable	430,436	117,009
Increase in advances from customers	38,154	61,740
Decrease in accrued expenses and other current liabilities	(15,257)	(42,641)
(Decrease)Increase in taxes payable	(35,384)	393,525
Net cash provided by (used in) operating activities	(667,874)	376,924

Cash flows from investing activities
Capital expenditures and other additions	(752,389)	(4,726,762)
Net cash used in investing activities	(752,389)	(4,726,762)

Cash flows from financing activities
Proceeds from bank loan	2,434,500	2,944,000
Repayment of bank loan	(2,437,500)	(2,948,700)
Net proceeds from option exercises	36,250	-
Net proceeds from issuance of common stock	-	6,066,546
Net cash provided by financing activities	33,250	6,061,846

Effect of exchange rate fluctuations on cash and cash equivalents	5,876	(28,817)

Net decrease in cash and cash equivalents	(1,381,137)	1,683,191

Cash and cash equivalents at beginning of period	1,727,763	2,592,945

Cash and cash equivalents at end of period	346,626	4,276,136

Supplemental cash flow information
Income tax paid	115,032	69,769
Interest paid	77,309	83,130
Uncollected option exercise proceeds recorded as other receivable	-	110,200

F-3